

February 12, 2009

Mr. Leonard Stillman
Interim Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re: BMB Munai, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 16, 2008**
> **File No. 1-33034**

Dear Mr. Stillman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Business, page 5

Marketing and Sales to Major Customers, page 8

1.   We note your disclosure that you believe that the loss of your major customer would not have a long-term material adverse effect on your operations. This disclosure does not appear to be consistent with the disclosure in Note 2 to your financial statements that the loss of such customer could have a material adverse effect on you. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

2.   We note your disclosure at page 36 regarding the increase in taxes resulting from
        "environmental payments." Please advise us regarding the nature of such
        payments, and the amount of such payments in each of your last two fiscal years.

Contractual Obligations and Contingencies, page 42

3.   Expand your tabular disclosure of contractual obligations to include your notes
        payable. Refer to the guidance at Item 303(a)(5) of Regulation S-K.

Qualitative and Quantitative Disclosures about Market Risk, page 46

4.   Expand your disclosures to include the quantitative information required by Item
        305(a)(1)(i) to (iii) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 49

5.   Please revise your auditors' reports here and on page F-1 to include a signature,
        or electronic indication of a signature. Refer to Regulation S-X, Rule 2-02.

Directors, Executive Officers and Corporate Governance, page 50

6.   Please expand your disclosure for Leonard M. Stillman Jr. to include the specific
        information required by Item 401(e) of Regulation S-K, including Mr. Stillman's
        principal occupation and employment, and the name and principal business of
        each such employer, for the past five years.

Executive Compensation, page 56

Compensation Discussion and Analysis, page 56

7.   We note your disclosure that your compensation committee engages in
        benchmarking to inform its executive compensation decisions and processes.
        Please identify the companies comprising the compensation peer group. See Item
        402(b)(2)(xiv) of Regulation S-K. In addition, please discuss how you used the
        information you obtained from your benchmarking to establish compensation for
        your fiscal year ended March 31, 2008. For example, please disclose whether you
        set the compensation of your executive officers within a specified range of the
        compensation levels of your peer group.

Mr. Leonard Stillman
BMB Munai, Inc.
February 12, 2009
Page 3

Base Salaries, page 57

8.   We note your disclosure that base salaries for your executive officers typically
        have been set in your offer letter to the executive at the outset of employment.
        For each named executive officer, please disclose how you determined the
        amount of base salary to be set forth in the relevant employment agreement. See
        Item 402(b)(1)(v) of Regulation S-K.

Cash Bonuses, page 57

9.   Please describe how your compensation committee determined the amount of
        cash bonus to pay to each of your named executive officers for your fiscal year
        ended March 31, 2008. For example, you indicate that cash bonuses are based on
        your "financial performance and individual objectives" and that the "corporate
        financial performance measures . . . developed by [y]our board of directors are
        given the greatest weight in this bonus analysis." Please expand your disclosure
        to describe such objectives and performance measures for your fiscal year ended
        March 31, 2008, and disclose how your compensation committee considered such
        objectives and performance measures in determining cash bonuses for such fiscal
        year. See Items 402(b)(2)(v)-(vi) of Regulation S-K.

        To the extent you believe that disclosure of the financial performance and
        individual objectives or the corporate financial performance measures is not
        required because it would result in competitive harm such that it could be
        excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on
        a supplemental basis a detailed explanation supporting your conclusion. Please
        also note that to the extent disclosure of the quantitative or qualitative
        performance-related factors would cause competitive harm, you are required to
        discuss how difficult it will be for you to achieve the target levels.

10.   On a supplemental basis, please advise us how you determined that the
        compensation that you describe as "cash bonuses" would not be deemed to be
        compensation paid pursuant to a "non-equity incentive compensation plan" as
        described in Item 402(a)(6)(iii) of Regulation S-K. See Question 119.02 in the
        Division of Corporation Finance's Regulation S-K Compliance and Disclosure
        Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-
        kinterp.htm. It would appear that additional disclosure with respect to such
        compensation would be required under Item 402(d) of Regulation S-K if such
        compensation was granted pursuant to a non-equity incentive compensation plan.

Summary Compensation Table, page 60

11.   With respect to the stock awards and option awards disclosed in your summary
        compensation table, please disclose the assumptions made in the valuation by
        reference to a discussion of those assumptions in your financial statements,
        footnotes to the financial statements or discussion in your management's
        discussion and analysis. See Instruction to Item 402(c)(2)(v) and (vi).

Employment Agreements, page 61

12.   We note your disclosure at page 62 regarding payments to your officers upon
        termination of employment, and your disclosure at page 63 regarding the vesting
        of restricted stock upon the occurrence of an "extraordinary event." Please
        provide all disclosure required by Item 402(j) of Regulation S-K with respect to
        such payments and vesting. For example, for each named executive officer,
        please quantify the estimated payments and benefits that would be provided in
        each covered circumstance, applying the assumption that the triggering event took
        place on March 31, 2008.

Exhibits, page 69

13.   Please file all exhibits required by Item 601 of Regulation S-K. For example, and
        without limitation, please file all material contracts.

Financial Statements

Statements of Cash Flows, page F-6

14.   Tell us why you have classified the decrease in marketable securities as an
        adjustment to operating activities rather than as an investment activity. We note
        that your correspondence to us dated March 12, 2007, indicated that you would
        reclassify this activity.

Oil and gas properties, page F-14

15.   Tell us and disclose whether your calculation of the full cost ceiling test (a)
        reduces the present value of estimated future net revenues by estimated future
        expenditures, based on current costs, to be incurred in developing and producing
        net reserves; (b) utilizes a discount factor of ten percent; (c) adds the cost of
        properties not being amortized; and (d) subtracts deferred income tax effects.
        Refer to the guidance in Rule 4-10 of Regulation S-X.

16.   Tell us whether, for your ceiling test and for your calculation of the standardized
        measure of discounted future net cash flows presented on page F-43, you reduced
        estimated future net revenues to reflect lower revenues for volumes of oil that

would be expected to exceed the export quotas that you describe on page 8 and elsewhere in your filing, and explain to us the basis for your decisions in this regard.

17.   You state at the top of page F-15 that the depletion of producing properties is computed using the unit-of-production method based on estimated proved reserves. Expand your policy to state, if true, that the amortized costs include all capitalized costs plus estimated future expenditures and estimated dismantlement and abandonment costs.

18.   Expand your disclosure to include your policies for recognizing production costs and for recognizing gains and losses on the sales and abandonments of oil and gas properties.

Note 11 – Convertible Notes Payable, page F-21

19.   Please explain to us how you considered EITF 98-5 and EITF 00-27 when determining whether your convertible notes contain a beneficial conversion feature.

Common Stock Grants, page F-29

20.   We note that you granted 950,000 restricted common shares under your incentive stock option plan which only vest upon the Vesting Events you have described in your disclosure. Please clarify how you have evaluated these Vesting Events to determine the impact that they have on your measurement of compensation costs for these awards. Please clarify how your measurement of the compensation costs complies with SFAS 123R.

21.   Please explain how you have applied the provisions of paragraph 66 of SFAS 123R and paragraph 10 of SFAS 128 when calculation your earnings per share.

Note 21 – Significant Fourth Quarter Adjustments, page F-39

22.   Please explain to us why you believe your fourth quarter entry to be an adjustment rather than the correction of an error, which would have required restatement of your first three quarters of fiscal year 2008.

Form 10-Q for the nine months ended December 31, 2008

Statements of Operations, page 4

23. Please explain to us why you believe the $1,650,293 disgorgement funds received is properly classified as an increase in earnings rather than additional paid in capital.

Statements of Cash Flows, page 5

24. Tell us whether "Decrease/(increase) in prepayments for materials used in oil and gas projects" and "(Increase)/decrease in inventories for oil and gas projects" represent cash expended or received, as required for presentation in this section of your financial statement.

Oil and gas properties, page 13

25. We note your accounting policy disclosure regarding your impairment policy for oil and gas capitalized costs. Please tell us how you considered including disclosure here or in your management discussion and analysis disclosure which expands on the impact that the current market conditions have on your full cost ceiling test. Such disclosure should supplement your policy disclosure to describe the significant estimates and assumptions that you applied when preparing your ceiling test as of December 31, 2008. In addition, you should consider including a sensitivity analysis of the significant assumptions applied when preparing your ceiling test and indicate the level an impairment event would occur. We refer you to Section V of SEC Release 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director